                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                          DANIELSON HOLDING CORPORATION
 -------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
 -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    236274106
 -------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 MARC D. HAUSER
                        EQUITY GROUP INVESTMENTS, L.L.C.
                      TWO NORTH RIVERSIDE PLAZA, SUITE 600
                             CHICAGO, ILLINOIS 60606
                                  312-454-0101
 -------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 29, 2002
 -------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

            IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT OF
          SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF
                        THIS SCHEDULE 13D, AND IS FILING
  THIS SCHEDULE BECAUSE OF SS.240.12D-1(f) OR 240.13D-1(g), CHECK THE FOLLOWING
                                    BOX [ ].

    NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE S.240.13D-7(b) FOR
                  OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

            *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR
              A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH
                         RESPECT TO THE SUBJECT CLASS OF
             SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING
                    INFORMATION WHICH WOULD ALTER DISCLOSURES
                         PROVIDED IN A PRIOR COVER PAGE.

    THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                         (continued on following pages)

                                Page 1 of 17 Pages

CUSIP NO. 236274106                  13D/A                    Page 2 of 17 Pages


--------------------------------------------------------------------------------
         1      NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                SZ Investments, L.L.C.   FEIN 36-4150443

--------------------------------------------------------------------------------
         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         3      SEC USE ONLY

--------------------------------------------------------------------------------
         4      SOURCE OF FUNDS*
                WC
--------------------------------------------------------------------------------
         5 CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
         6      CITIZENSHIP OR PLACE OF ORIGIN
                Delaware
--------------------------------------------------------------------------------
           NUMBER OF
            SHARES        7   SOLE VOTING POWER
         BENEFICIALLY         5,460,611
         OWNED BY EACH    ------------------------------------------------------
          REPORTING       8   SHARED VOTING POWER
          PERSON WITH         0
--------------------------------------------------------------------------------
                          9   SOLE DISPOSITIVE VOTING POWER
                              5,460,611
--------------------------------------------------------------------------------
                          10  SHARED DISPOSITIVE VOTING POWER
                              0
--------------------------------------------------------------------------------
         11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,460,611
--------------------------------------------------------------------------------
         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*

--------------------------------------------------------------------------------
         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                18.0% (1)
--------------------------------------------------------------------------------
         14     TYPE OF REPORTING PERSON*
                00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1) To the best knowledge of SZI, Issuer had 30,366,136 shares of Common Stock outstanding as of May 29, 2002, which amount is based upon (i) 19,760,480 shares of Common Stock outstanding as of May 14, 2002, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002, plus (ii) the issuance of 1,900,437 shares of Common Stock pursuant to the exercise by SZI of a warrant, plus (iii) the issuance of 8,705,219 shares of Common Stock pursuant to a rights offering as publicly announced by the Issuer on May 29, 2002.

CUSIP NO. 236274106                  13D/A                    Page 3 of 17 Pages



                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
            CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
               THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D.


Item 3.  Source and Amount of Funds and Other Consideration.

     Item 3 is hereby amended to add the following:

On May 29, 2002, the Issuer closed the Rights Offering. In accordance with the terms of the Rights Offering, SZI purchased 1,560,174 shares of Common Stock at a purchase price of $5.00 per share (the "Rights Offering Shares"), and, pursuant to its obligations under the Term Sheet, exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock at a purchase price of $4.74 per share (the "Warrant Shares"). All funds used to purchase the Rights Offering Shares and the Warrant Shares came from the working capital of SZI.

The Warrant Shares, the Rights Offering Shares and the Initial Shares are sometimes collectively referred herein to as the "Purchased Shares".

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended to add the following:

On May 29, 2002, the Issuer closed the Rights Offering. Pursuant to its obligations under the Term Sheet and in accordance with the terms of the Rights Offering, SZI purchased 1,560,174 shares of Common Stock under the Rights Offering and exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock.

Item 5.  Interest in Securities of Issuer.

     Item 5 is hereby amended and restated as follows:

(a) and (b) To the best knowledge of SZI, based upon (i) 19,760,480 shares of Common Stock outstanding as of May 14, 2002, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002, plus (ii) the issuance of 1,900,437 shares of Common Stock to SZI upon the exercise of the Warrant, plus (iii) the issuance of 8,705,219 shares of Common Stock pursuant to the Rights Offering as publicly announced by the Issuer on May 29, 2002, there were 30,366,136 shares of Common Stock outstanding as of May 29, 2002. Based upon the foregoing, the 5,460,611 shares of Common Stock beneficially owned by SZI represent approximately 18.0% of the issued and outstanding Common Stock.

SZI currently has the sole power to vote or to direct of the vote the Purchased Shares.

Except as set forth below, as of the date hereof, neither SZI, nor to the best knowledge of SZI, any of the persons set forth in Item 2 hereof, owns any shares of Common Stock other than the Purchased Shares owned by SZI. Donald Liebentritt owns 48,957 shares of Common Stock, with respect to which Mr. Liebentritt has sole power to vote and to dispose of such shares, and vested options to purchase 10,000 shares with respect to which Mr. Liebentritt has sole power to dispose. William Pate owns 73,438 shares of Common Stock, with respect to which Mr. Pate has sole power to vote and dispose of such shares, and vested options to purchase 25,000 shares with respect to which Mr. Pate has the sole power to dispose. Philip Tinkler owns 11,900 shares of Common Stock, with respect to which Mr. Tinkler has sole power to vote and dispose of such shares, and options to purchase 5,000 shares with respect to which Mr. Tinkler has the sole power to dispose.

(c) During the last 60 days, the only transactions in the Common Stock effected by SZI, or to the best knowledge of SZI, any of the persons set forth in Item 2, were (i) the exercise by SZI of the Warrant to acquire 1,900,437 shares of Common Stock as described in Item 3 above, (ii) the acquisition of Common Stock by SZI or such other persons listed in Item 2 under the Rights Offering as described in Item 3 above and (iii) the amendment and restatement of the Term Sheet on April 17, 2002 to reflect an increase in the size of the Rights Offering. A copy of the amended and restated Term Sheet is attached hereto as
Exhibit 8.

(d) No person other than SZI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by SZI.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following:

CUSIP NO. 236274106                  13D/A                    Page 4 of 17 Pages

On April l7, 2002, the Term Sheet was amended and restated to reflect an increase in the size of the Rights Offering. A copy of the amended and restated Term Sheet is attached hereto as Exhibit 8.

On May 29, 2002, pursuant to its obligations under the Term Sheet and in accordance with the terms of the Rights Offering, SZI purchased 1,560,174 shares of Common Stock under the Rights Offering at a purchase price of $5.00 per share and exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock at a purchase price of $4.74 per share. All funds used to purchase the Rights Offering Shares and the Warrant Shares came from the working capital of SZI

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 Stock Purchase and Sale Agreement (incorporated by reference to Exhibit 10.1 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on
                          August 13, 1999)

     Exhibit 2 Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 3            Investment Agreement (incorporated by reference to
                          Exhibit 10.3 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 4 Assignment and Consent to Assignment of Investment Agreement (incorporated by reference to Exhibit
                          10.4 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 5            Warrant*

     Exhibit 6 Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of March 21, 2002**

     Exhibit 7 Letter Agreement dated April 14, 1999 between Equity Group Investments, L.L.C. and Danielson Holding Corporation and amendments dated June 2, 1999 and April 1, 2002**

     Exhibit 8 Amended and Restated Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of April 17, 2002***



----------
* Filed on August 12, 1999 on Schedule 13D.
** Filed on March 21, 2002 and April 1, 2002 on Schedule 13D/A (Amendment No. 1) *** Filed herewith.

CUSIP NO. 236274106                  13D/A                    Page 5 of 17 Pages


                                    SIGNATURE


After a reasonable inquiry and the best of undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and accurate.

Dated:  May 29, 2002



                                          SZ INVESTMENTS, L.L.C.


                                          /s/ Donald J. Liebentritt
                                          -----------------------------------
                                          Donald J. Liebentritt,
                                          Vice President

CUSIP NO. 236274106                  13D/A                    Page 6 of 17 Pages


                                  EXHIBIT INDEX

EXHIBIT NUMBER          DESCRIPTION                                       PAGE
--------------          -----------                                       ----
     8            Amended and Restated Summary of Terms of Standby          7
                  Commitment of Rights Offering between Danielson
                  Holding Corporation and SZ Investments, L.L.C.,
                  dated as of April 17, 2002